UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 19, 2017

RICE ENERGY INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36273	46-3785773
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2200 Rice Drive Canonsburg, Pennsylvania	15317
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 271-7200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 19, 2017, Rice Energy Inc. (“Rice”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EQT Corporation, a Pennsylvania corporation (“EQT”), and Eagle Merger Sub I, Inc., a Delaware corporation and indirect wholly owned subsidiary of EQT (“Merger Sub”), pursuant to which EQT will acquire Rice in exchange for a combination of shares of EQT common stock, no par value (“EQT Common Stock”) and cash. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into Rice, with Rice continuing as the surviving entity and an indirect wholly owned subsidiary of EQT (the “Merger”). Immediately after the effective time of the Merger (the “Effective Time”), Rice shall be merged with and into an indirect wholly owned limited liability company subsidiary of EQT (“LLC Sub”), with LLC Sub continuing as the surviving entity in such merger as an indirect wholly owned subsidiary of EQT.

Under the terms of the Merger Agreement, which has been unanimously approved by the respective boards of directors of Rice and EQT, at the Effective Time each share of Rice common stock, par value $0.01 per share (“Rice Common Stock”) issued and outstanding immediately prior to the Merger (other than shares of Rice Common Stock held by EQT or certain of its subsidiaries, shares held by Rice in treasury or shares with respect to which appraisal has been properly demanded pursuant to Delaware law) will be converted into the right to receive from EQT (a) 0.37 (the “Exchange Ratio”) of a share of EQT Common Stock and (b) $5.30 in cash, without interest (together, the “Merger Consideration”). As of the Effective Time, subject to certain exceptions, outstanding restricted stock units and performance stock units issued pursuant to Rice’s Amended and Restated 2014 Long-Term Incentive Plan will be converted, based on the Exchange Ratio (adjusted in order to reflect the cash portion of the Merger Consideration), into restricted stock units settled in shares of EQT Common Stock, and such as-converted restricted stock units will continue to have, and will be subject to, the same terms and conditions (including with respect to vesting) as applied to the corresponding, pre-conversion Rice restricted stock units and performance stock units, except that the performance conditions that were applicable to the Rice performance stock units will be deemed to be met at the maximum level prior to conversion into restricted stock units of EQT.

The completion of the Merger is subject to satisfaction or waiver of closing conditions, including (a) the adoption of the Merger Agreement by Rice stockholders, (b) the approval of the issuance of EQT Common Stock in connection with the Merger (the “EQT Stock Issuance”) by EQT shareholders, (c) the effectiveness of the registration statement on Form S-4 to be filed by EQT pursuant to which the shares of EQT Common Stock issuable as part of the Merger Consideration are registered with the Securities and Exchange Commission (the “SEC”), (d) the authorization for listing of EQT Common Stock issuable as part of the Merger Consideration on the New York Stock Exchange, (e) there being no law or injunction prohibiting the consummation of the Merger, (f) subject to specified materiality standards, the accuracy of the representations and warranties of each party, (g) performance or compliance by each party in all material respects with its agreements and covenants under the Merger Agreement, (h) the absence of a material adverse effect on the respective parties, (i) the receipt of certain tax opinions by EQT and Rice and (j) other customary conditions such as termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The Merger Agreement contains customary representations and warranties from both Rice and EQT, and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of its businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the Effective Time, (b) the obligation to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain exceptions, (c) the obligation of Rice to call a meeting of its stockholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and (d) the obligation of EQT to call a meeting of its shareholders to approve the EQT Stock Issuance (the “EQT Shareholders Meeting”) and, subject to certain exceptions, to recommend that its shareholders approve the EQT Stock Issuance.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Rice and EQT will be subject to certain restrictions on its ability to solicit alternative business combination proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative business combination proposals, subject to customary exceptions.

The Merger Agreement contains certain termination rights for both Rice and EQT, including (a) the right of either party to terminate the Merger Agreement if the Merger is not consummated by February 19, 2018 (which may be extended by either party to May 19, 2018 under certain circumstances) and (b) the right of Rice to terminate the Merger Agreement for a superior proposal following compliance with certain procedures and payment of a termination fee of $255,000,000. In certain other specified circumstances, Rice may be required to pay EQT, or EQT may be required to pay Rice, this termination fee. In addition, if the Merger Agreement is terminated because of a failure of a party’s shareholders to approve the proposals required to complete the Merger, that party may be required to reimburse the other party for its transaction expenses in an amount equal to $67,000,000. In no event will either party be entitled to receive more than one expense reimbursement payment and one termination fee. In addition to the termination fees described above, each party remains liable to the other for any additional damages if such party commits intentional fraud or a willful and material breach of any covenant, agreement or obligation under the Merger Agreement.

The Merger Agreement requires Rice to redeem, prior to the Effective Time, all outstanding common units of its subsidiary, Rice Energy Operating LLC, that are held by persons other than Rice, as well as all shares of Rice Class A Preferred Stock, par value $0.01 per share, held by such persons. In addition, the Merger Agreement requires Rice, unless EQT otherwise requests, to redeem on the date the Merger closes all issued and outstanding Series B Units of Rice Midstream Holdings LLC, a subsidiary of Rice.

Prior to the Effective Time, EQT shall take all necessary corporate action so that Daniel J. Rice IV (the “Rice CEO Designee”) and Robert F. Vagt (the “Rice Chairman Designee,” and together with the Rice CEO Designee, the “New Directors”) are appointed to the board of directors of EQT (the “EQT Board”) immediately following the Effective Time. The EQT Board will additionally take all necessary action to nominate the New Directors for election to the EQT Board in the proxy statement relating to the first annual meeting of EQT shareholders following the closing of the Merger with respect to which such meeting a definitive proxy statement has not been filed by EQT prior to the closing of the Merger (the “EQT Post-Closing Annual Meeting”). In the event that either the Rice CEO Designee or the Rice Chairman Designee are unable or unwilling to serve on the EQT Board as of immediately following the Effective Time, then a substitute will be chosen by EQT from among the board of directors of Rice (the “Rice Board”) identified as independent in Rice’s definitive proxy statement for its 2017 annual meeting, which substitute member will be deemed a New Director for purposes of the Merger Agreement.

To facilitate the appointment of the New Directors to the EQT Board as described immediately above, prior to the Effective Time, the EQT Board will (a) approve and declare advisable an amendment to EQT’s Restated Articles of Incorporation providing that the maximum number of members permitted to serve as directors on the EQT Board will be increased from twelve to thirteen (the “EQT Charter Amendment”) and (b) recommend on the proxy statement distributed to EQT shareholders in connection with the EQT Shareholders Meeting that EQT shareholders approve the EQT Charter Amendment. Approval by EQT shareholders of the EQT Charter Amendment is not a condition to any obligation of EQT or Rice to complete the transactions contemplated by the Merger Agreement. If the EQT Charter Amendment is not approved by the EQT shareholders prior to the Effective Time, EQT and the EQT Board will be required to appoint to the EQT Board immediately following the Effective Time one New Director selected by the Rice Board and to nominate such New Director for election at the EQT Post-Closing Annual Meeting. In such case, EQT will include in its proxy statement for the EQT Post-Closing Annual Meeting a proposal to amend its Restated Articles of Incorporation in the manner contemplated by the EQT Charter Amendment in order to permit the other New Director to be appointed to the EQT Board, which appointment EQT would then effect as soon as reasonably practicable following approval by the EQT shareholders of such proposal.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Voting Agreement

On June 19, 2017, EQT and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (collectively, the “Key Rice Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with EQT with respect to the Merger Agreement. The Voting Agreement restricts the Key Rice Stockholders from selling Rice Common Stock owned by such Key Rice Stockholders until the earlier of the termination of the Merger Agreement or the consummation of the Merger, except that Rice Energy Holdings LLC may distribute its Rice Common Stock, subject to certain limitations, as required under its limited liability company agreement. The Voting Agreement generally requires that each of the Key Rice Stockholders vote or cause to be voted all Rice Common Stock owned by such Key Rice Stockholder in favor of the Merger Agreement and against alternative transactions. The Voting Agreement generally prohibits the Key Rice Stockholders from soliciting alternative acquisition proposals.

The Voting Agreement will terminate upon the earliest to occur of the Effective Time or the termination of the Merger Agreement pursuant to and in compliance with its terms.

The foregoing description of the Voting Agreement in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified by reference to the full text of the Voting Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Merger Agreement and the Voting Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and the Voting Agreement. They are not intended to provide any other factual information about Rice, EQT or their respective subsidiaries, affiliates or equity holders. The representations, warranties and covenants contained in the Merger Agreement and the Voting Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the respective parties to such agreements; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of Rice, EQT or any of their respective subsidiaries, affiliates, businesses, or equity holders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and the Voting Agreement, which subsequent information may or may not be fully reflected in public disclosures by Rice or EQT. Accordingly, investors should read the representations and warranties in the Merger Agreement and the Voting Agreement not in isolation but only in conjunction with the other information about Rice, EQT and their respective parents, affiliates and subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 5.01.	Changes in Control of Registrant.

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In connection with the execution of the Merger Agreement, Rice entered into an Amendment to Employment Agreement, executed as of June 19, 2017 and effective immediately following the closing of the Merger (the “Employment Agreement Amendments”), with each of (a) Daniel J. Rice IV, Chief Executive Officer, (b) Toby Z. Rice, President and Chief Operating Officer, (c) Derek A. Rice, Executive Vice President of Exploration, (d) Grayson T. Lisenby, Senior Vice President and Chief Financial Officer, (e) James W. Rogers, Senior Vice President, Chief Accounting and Administrative Officer, Treasurer, (f) William E. Jordan, Senior Vice President, General Counsel and Corporate Secretary and (g) Robert R. Wingo, Senior Vice President of Midstream and Marketing (each an “Executive Officer” and collectively, the “Executive Officers”). The Employment Agreement Amendments amend terms of the Executive Officers’ existing obligations under their respective employment agreements to refrain from competing with the business of Rice. The Employment Agreement Amendments provide, among other terms, that the Executive Officers may not engage in certain competitive activities with Rice during the time of their employment and for a period of three years after the end of such employment in any location within the Appalachian Basin, as defined by the United States Energy Information Administration.

Additionally in connection with the Merger Agreement, Rice entered into a Confidentiality, Non-Solicitation and Non-Competition Agreement, executed as of June 19, 2017 and effective immediately following the closing of the Merger (the “Non-Competition Agreement”), with Daniel J. Rice III, a founding member of Rice and a member of the Rice Board. Under the Non-Competition Agreement, Daniel J. Rice III is required to keep information about Rice confidential and is further prohibited from engaging in certain competitive activities with the business of Rice for a period of three years following the closing of the Merger in any location within the Appalachian Basin, as defined by the United States Energy Information Administration.

Item 7.01	Regulation FD Disclosure

On June 19, 2017, EQT and Rice issued a joint news release announcing their entry into the Merger Agreement. A copy of the news release containing the announcement is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 8-K (“Form 8-K”) may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice’s and EQT’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of EQT to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Rice and EQT will be submitted to Rice’s stockholders and EQT’s shareholders for their consideration. This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated as of June 19, 2017, among EQT, Merger Sub and Rice.*

99.1	Voting and Support Agreement, dated as of June 19, 2017, by and among EQT and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice.

99.2	News Release, issued June 19, 2017

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Rice hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICE ENERGY INC.

Date: June 19, 2017	By:	/s/ Daniel J. Rice IV
Daniel J. Rice IV
Director, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 19, 2017, among EQT, Merger Sub and Rice.*

99.1	Voting and Support Agreement, dated as of June 19, 2017, by and among EQT and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice.

99.2	News Release, issued June 19, 2017

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Rice hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.